Exhibit 4.2

SETTLEMENT AND MUTUAL RELEASE AGREEMENT

This Settlement and Mutual Release Agreement (“Agreement”) is entered into between CapEx, L.P. (“CapEx”) and ACT Teleconferencing, Inc. (“ACT”) (collectively the “Parties”). The effective date of this Agreement shall be September 25, 2003.

RECITALS

A.	CapEx and ACT are parties to a Draft Term Sheet dated June 26, 2001 (“Draft Term Sheet”).

B.	CapEx and ACT are now involved in the following pending litigation: CapEx, L.P. v. ACT Teleconferencing, Inc. Case No. 02CV263, District Court, Jefferson County, Colorado (the “Litigation”).

C.	CapEx and ACT want to settle mutually and amicably all claims or controversies between them arising on or before September 25, 2003 (collectively, the “Claims”).

AGREEMENT

In exchange for ACT’s and CapEx’s agreement to relinquish the Claims against each other, and in further consideration of the other agreements stated in this Agreement, CapEx and ACT agree as follows:

1	ACT’S PAYMENT OF STOCK. On or before October 15, 2003, ACT shall issue to CapEx One Hundred Fifty Thousand (150,000) shares of Rule 144 restricted common stock of ACT.

2.	ACT’S PAYMENT OF WARRANTS. On or before October 15, 2003, ACT shall issue CapEx Rule 144 restricted warrants for Three Hundred Thousand (300,000) shares of Rule 144 restricted common stock, with an exercise price of two dollars and fifty cents ($2.50) per share exercisable for a period of five years.

3.	ACT’S REGISTRATION OF STOCK. On or before January 2, 2004, ACT shall file a registration statement or statements with the United States Securities and Exchange Commission (“SEC”) seeking removal of the Rule 144 restrictions from the 150,000 shares of common stock described in Paragraph 1 above and the 300,000 shares of common stock underlying the warrants described in Paragraph 2 above. ACT has a continuing obligation to use its reasonable best efforts to obtain SEC clearance of the registration as soon as possible, but in no event later than April 1, 2004.

4.	ACT’S EXECUTION OF A PROMISSORY NOTE. On or before five days after the effective date of this Agreement, ACT shall execute a non-interest bearing promissory note payable to CapEx in the principal amount of One Hundred Thousand Dollars ($100,000), due and payable July 15, 2004, a copy of which is attached hereto as Exhibit A. (“Promissory Note”) Pursuant to the Promissory Note, ACT shall pay CapEx a monthly amount of Five Thousand Dollars ($5,000) beginning October 15, 2003, and on the 15th day of every month thereafter, for ten consecutive months.

5.	REDUCTION OF PRINCIPAL AMOUNT OF PROMISSORY NOTE. The principal amount of the Promissory Note shall be automatically reduced to Fifty Thousand Dollars ($50,000) and shall be deemed paid in full if (1) ACT makes each monthly installment payment in the amount of $5,000 for each of the ten months on or before the monthly due date or within seven (7) days after transmission via facsimile of notice of nonpayment to Gregory Kanan at (303) 623-9222 and Gavin Thomson at (303) 233-0895; (2) ACT complies with its obligation to file registration statements with the SEC on or before January 2, 2004, as described in Paragraph 3 above; and (3) ACT obtains SEC clearance of the registration on or before April 1, 2004.

6.	CAPEX’S RIGHT TO SEEK SPECIFIC PERFORMANCE. In addition to the rights and remedies under the Promissory Note, including the right to seek payment of the amounts due under the Promissory Note, CapEx also shall have the right to seek specific performance to enforce ACT’s obligations to file a registration statement and to use its reasonable best efforts to obtain SEC clearance of the request for registration of the shares of common stock addressed herein.

7.	RELEASE OF CLAIMS AND LIABILITIES. Except as otherwise set forth herein, ACT and CapEx, for themselves and their subsidiaries, affiliates, parent companies, holding companies, predecessors, successors and assigns, and their officers, directors, shareholders, agents, attorneys and employees release and forever discharge each other from any and all past and present claims, demands and causes of action of any nature whatsoever, whether arising under contract, tort or statute, at law or in equity, known or unknown, asserted or unasserted, foreseen or unforeseen, arising out of or relating to the Litigation, the Draft Term Sheet dated June 26, 2001, or any claim arising on or before September 25, 2003 relating to the stock or stock warrants provided pursuant to this Settlement Agreement, and any other claims arising before September 25, 2003. CapEx represents that it is an experienced investor and is capable of evaluating the merits and risks of an offer of ACT’s stock and warrants as consideration for settlement. CapEx accepts such risks, including without limitation risks attendant to the financial performance of ACT and risks of the securities market, and acknowledges that it has not relied upon any representations about ACT’s present or future performance or future value of ACT’s stock or warrants when entering into this Agreement.

8.	LIMIT ON LIABILITY. ACT shall not be liable for any damages, including lost profits or warrant or stock gains or losses, associated with any delay in clearance by the SEC heretofore described. CapEx’s sole and exclusive remedy for any breach by ACT of its obligations hereunder or with respect to this Settlement Agreement shall be the payment specified in the Promissory Note at Exhibit A and specific performance of ACT’s obligations hereunder.

9.	DISMISSAL OF LITIGATION. Upon execution of this Agreement and upon delivery to CapEx by ACT of the executed Promissory Note, stock certificates and warrants described in Paragraphs 1,2 and 4 above, the Parties shall stipulate to the dismissal of the Litigation with prejudice.

10.	ACKNOWLEDGMENT OF RISK. The Parties each represent and warrant to each other that they have agreed to this Agreement only after: (a) first obtaining all the legal and other professional advice we each determined to be appropriate and necessary; and (b) determining that, in each party’s judgment, the Parties’ best financial and other interests are served by this Agreement. In this regard, each Party represents and warrants to the other Party that such Party accepts full, sole and complete responsibility for the decision to enter into this Agreement and that such Party knowingly accepts and assumes the risk that such Party may be mistaken as to the applicable facts or law.

11.	COSTS AND ATTORNEYS’ FEES. Each Party will bear its own costs and attorneys’ fees in connection with the Litigation and the negotiation and execution of this Agreement. However, in the event of an action to enforce this Agreement, the Promissory Note or CapEx’s right to specific performance, the prevailing Party will be awarded reasonable attorneys’ fees and costs incurred therein.

12.	ENTIRE AGREEMENT; ENFORCEABILITY; INTERPRETATION. This Agreement supercedes the written agreement signed by the Parties at the conclusion of the September 25, 2003 mediation session. This agreement expresses the Parties’ entire understanding about its subject matter and is the only agreement, promise or understanding on which we are relying in performing the duties this Agreement describes. This Agreement is enforceable by and against each Party and anyone else who has or who obtains rights under this Agreement from either Party. This Agreement will be interpreted and enforced under Colorado law. No part of this Agreement should be construed against either Party on the basis of authorship.

13.	COUNTERPARTS. This Agreement may be executed by facsimile and/or in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

CAPEX, L.P.		ACT TELECONFERENCING, INC.

By:	/s/ Jeff Ross	By:	/s/ Gavin Thomson

Title:	Manager of its General Partner	Title:	CFO

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